August 7, 2025

Via EDGAR Transmission

Kate Beukenkamp and Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	HAMA Intelligence Ltd. Draft Registration Statement on Form F-1 Submitted on July 7, 2025 CIK 0002067016

Dear SEC Officers:

On behalf of HAMA Intelligence Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated August 3, 2025 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002067016 (“F-1”), submitted on July 7, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted July 7, 2025

Cover Page

1.	Please revise your disclosure here and elsewhere throughout your registration statement where appropriate to state whether any distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 3, 37 and 45 of the Revised F-1 by clarifying that during the years ended February 28, 2025 and February 29, 2024 and up to the date of this response letter, no transfers, dividends or distributions have been made by HAMA BVI, 88M Global, Nardo Capital and HAMA SG. On March 31, 2025, we declared an interim dividend of HK$0.2031 per share (equivalent to $0.026 per share) with respect to the 12,407,000 issued shares of the Company or HK$2,520,000 (equivalent to $323,077) to the shareholders of the Company. In April 2025, we paid a dividend of HK$2,520,000 (equivalent to $323,077) to the shareholders of the Company.

2.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business are in Hong Kong or a Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 4 and 20 of the Revised F-1. The Company respectfully submits that a cross-reference to the risk factor captioned “Risk Factors — Risks Related to Our Business — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiaries” is already provided on the cover page.

3.	Discuss whether there are limitations on your ability to transfer cash between you and your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well. Also state here that you have no cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, as you do on page 4.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 4 and 20 of the Revised F-1.

Other Pertinent Information, page iii

4.	Please revise the definition of “Controlling Shareholder” to state that Mr. Wing Sum, HO is the Chairman of the board of directors and Chief Financial Officer of the company.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page iii of the Revised F-1.

Prospectus Summary, Page 1

5.	Please revise your disclosure in this section and elsewhere throughout the registration statement as appliable to discuss this implications of being a controlled company. Specifically, revise your disclosure here and elsewhere as appropriate to provide examples of corporate matters that your director and CFO, Mr. Wing Sum Ho, will have the ability to control or significantly influence the outcome of as matters requiring approval by shareholders (e.g., the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets). Consider the use of a cross-reference to your risk factor beginning “Our Controlling Shareholder has significant voting power...” on page 29.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on the cover page and pages 13, 29, and 35 of the Revised F-1.

Corporate Structure, page 2

6.	Revise your corporate structure diagram to reflect the ownership percentage of shares by class of shares (i.e., Class A and Class B Ordinary Shares) as well as the voting power associated with each ownership interest, respectively. We note your current disclosure is reflected as the number of shares held rather than the percentage of total shares. Also revise footnote 1 to state that Mr. Wing Sum, HO is the Chairman of the board of directors and Chief Financial Officer of the company. Make conforming changes to the diagram on page 49.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 2 and 49 of the Revised F-1.

Permission Required from Hong Kong Authorities, page 4

7.	Please revise your disclosure here and in the subsection immediately below titled “Permission Required from Mainland China Authorities” to state whether any permissions or approvals have been denied.

Response: The Company respectfully submits that, as disclosed on page 5 of the Revised F-1, as it does not have any operations in China, it believes that it is not required to obtain any material licenses or approvals. It also believes that it is not required to obtain approvals from any PRC government authorities, including the CSRC, the Cyberspace Administration of China or any other government entity, to issue its securities in connection with this offering. Therefore, it is of the view that the questions regarding whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied do not apply to it. Note: PRC counsel to confirm

Business

Our Competitive Strengths

Our customer base spans a diverse array…,page 51

8.	Please revise your disclosure here and elsewhere throughout your registration statement as applicable to disclose in greater detail, by way of example or otherwise, the “wide range of industries” that enable you to have solid cross-industry insights for advising your clients.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 15, 40 and 51 of the Revised F-1.

Business financial consulting services

Business development advisory, page 56

9.	Please revise this section and your disclosure elsewhere throughout your registration statement to discuss in greater detail the specific services you offer through your business development advisory service. We note your statement that this is a comprehensive service “which aims to help companies seize new opportunities and achieve sustainable growth by improving their business operations, market presence and revenue stream.” We also note that this service category represents the majority of your revenues including approximately 78% of your revenues for the year ended February 28, 2025.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 56 of the Revised F-1.

Service Contracts and Standard Terms, page 56

10.	Please revise your disclosure to state with greater specificity the typical terms of your service agreements with clients (e.g., duration). We note that you do not engage in “long-term” service contracts. Additionally, please state whether these agreements are written or otherwise. Last, please consider filing any exhibits in connection with Item 601(b)(10) of Regulation S-K, including any agreements of which you may be substantially dependent. We note that while your customer concentration has decreased for the year ended February 28, 2025, your top four customers contributed approximately 62.1% of your total service income.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 56 of the Revised F-1. Further, the Company respectfully submits that it did not identify the large clients as material as the Company believes that the identification of these clients is not information that is material to an investor or would increase an investor’s understanding of the Company.

Additionally, the Company respectfully advises the Staff that it determined that its agreements with these institutional clients   are not material agreements under Item 601(b)(10) of Regulation S-K because (1) the agreements were entered into in the ordinary course of the Company’s business and the forms of agreements constituting the entire client relationships are ordinary course agreements for the Company and (2) the Company’s business, operations, and profitability are not substantially dependent on any of the agreements with these large clients, given that (i) the Company has not signed any long-term contract with these clients, and all of  the contracts with these clients terminate within one year from the date of signing,   (ii) the nature of the Company’s business is project-based, therefore it would not rely on any single client for recurring revenue in the long run, and (iii) the loss of any one large client will not materially and adversely affect the Company’s profitability or operation in the long term because of the Company’s ability to attract new clients and to secure new projects from its existing clients. To illustrate point (iii), as of February 28, 2025, the Company had served over 40 clients.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions. The Company has reviewed its relationship with these clients and, based on that review, it believes that the agreements with these clients are the type of arrangements that typically accompanies the kind of business conducted by the Company in the ordinary course. Therefore, the agreements with these clients do not fall into any of the four enumerated exceptions for contracts entered into in the ordinary course of business.

Regulations, page 60

11.	Revise to disclose the material effects the various government regulations you discuss here have on your business. Refer to Item 4.B.8. of Form 20-F.

Response: In response to the Staff’s comment, the Company has added the relevant disclosure on pages 60 and 61 of the Revised F-1.

Certain Relationships and Related-Party Transactions

Transactions with Related Parties, page 72

12.	Please revise your disclosure here to make clear that Mr. Wing Sum Ho is your controlling shareholder, director and CFO. Additionally, please revise your disclosure to clearly present the original amounts of funds received from Mr. Ho, the terms of these transactions (e.g., interest rate or duration term for repayment), if any, as well as clearly identify any outstanding balances. Further, please make clear by brief description the purpose of these transactions with Mr. Ho. Last, please provide a risk factor on point as applicable.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 72 of the Revised F-1. We respectfully submit that, since the amount due to the director has been repaid as of the date of this letter, the risk related to this transaction no longer subsists for the Company.

Enforceability of Civil Liabilities, page 95

13.	If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, please state that is the case and identify the relevant individuals and their location.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on page 95 of the Revised F-1.

General

14.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: In response to the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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